NEWS RELEASE                  15418.1
Contact: Chuck Provini
(585) 286-9180
Info@NatcoreSolar.com

Natcore Technology Issues Shares To Consultant

Rochester, NY — (August 17, 2015) — In order to preserve their cash on hand, Natcore Technology entered into a consulting arrangement with a third party services provider which provides that Natcore will issue 325,000 common shares at a deemed price of $0.45 per share in exchange for services rendered. The consulting arrangement is subject to regulatory approval, including the approval of the TSX Venture Exchange.

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This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. Neither the United States Securities and Exchange Commission (“SEC”), the TSX Venture Exchange, nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) opines as to, nor accepts responsibility for, the adequacy or accuracy of this release.